# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DraftKings Inc., CIK 0001883685
CUSIP: 26142V105
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 222 BERKELEY STREET, BOSTON, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001045520

## Reporting persons
- CANADIAN IMPERIAL BANK OF COMMERCE /CAN/: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 36,399,664; shared voting power 0; sole dispositive power 36,399,664; shared dispositive power 0; aggregate amount beneficially owned 36,399,664 (7.3% of the class)

## Item 1. Issuer
Name of issuer: DraftKings Inc.
Address of issuer's principal executive offices: 222 BERKELEY STREET, BOSTON, MASSACHUSETTS, 02116

## Item 2. Person Filing
Name of person filing: Canadian Imperial Bank of Commerce
Address of principal business office or, if none, residence: 81 Bay Street, CIBC Square, Toronto-Ontario M5J 0E7 Canada
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Bank Corporation Schedule I under Bank Act (Canada)

## Item 4. Ownership
Amount beneficially owned: 36399664
Percent of class: 7.3
Sole power to vote or to direct the vote: 36399664
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 36399664
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CANADIAN IMPERIAL BANK OF COMMERCE /CAN/: Eli Hamid, Executive Director (08/13/2026)